Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Statum Systems Inc.
8 Pleasant Street South, Unit D
Natick, MA 01760
www.statumsystems.com

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Statum Systems Inc.
Address: 8 Pleasant Street South, Unit D, Natick, MA 01760
State of Incorporation: DE
Date Incorporated: September 12, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Super Early Bird Bonus - Invest within the first 5 days and receive 10% bonus shares

Early Bird Bonus - Invest within the next 10 days and receive 5% bonus shares

Bronze: ($500 minimum investment) Statum Systems hat

Silver: ($750 minimum investment) Statum Systems sunglasses and hat

Gold: ($1,250 minimum investment) Statum Systems Patagonia Fleece vest

Platinum: ($5,000 minimum investment) Dinner meeting with Founders and Executive team in Boston, MA, plus Statum Systems fleece vest. Terms: Investor responsible for own travel & living expenses

Diamond: ($25,000 minimum investment). One day ski clinic with Statum Systems Co-Founder and Olympic downhill skier Dr. Arman Serebrakian. Terms: Investor responsible for own travel & living expenses. Statum provides lift ticket, lunch and one day on-slope clinic with Dr. Arman Serebrakian. Date and location to be mutually agreed between investor and Dr. Serebrakian.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Statum Systems Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1/share, you will receive and own 110 shares for $100.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

As the world is grappling with the COVID-19 pandemic, medical professionals have been thrust to the forefront of the response efforts, requiring them to become more effective and productive while greatly increasing the risks to their own well-being.

Statum Systems, formerly Jybird Inc., a startup founded by medical professionals for medical professionals, has developed a medical messaging and collaboration platform that enables physicians, nurses and other health care providers to carry and use just one device for all their medical communication and collaboration needs. It delivers enterprise level collaboration capabilities, operates on all communication frequencies (WiFi, Cellular and Pager) and enables hospitals and medical practices to deliver improved patient care, faster and at lower cost. This fully secure and HIPAA compliant platform is ready to begin assisting doctors, nurses and medical professionals today.

The StatumHEALTH solution is a software application that runs on the cloud and on smartphones. There is an optional hardware device for those medical professionals that currently use a pager and who want to replace the use of the pager with pages going directly to their smartphone.

The StatumHEALTH systems works without WiFi or cellular service because the optional hardware card mentioned contains antenna and radio receiver that captures low frequency pager signals and transmits them to the smartphone app using bluetooth.

Competitors and Industry

Statum competes in the medical communications applications market, serving hospitals and medical practices. Our competition ranges from (1) simple instant messaging apps to (2) systems that require dedicated mobile phones or VOIP devices to (3) pagers to (4) cloud-based unified messaging systems.

The StatumHEALTHTM platform is the only solution that enables medical professionals to use their own personal smartphone devices as a unified interface into all hospital communication network(s) and critical information systems and databases, while protecting their privacy, maintaining HIPAA compliance and still enabling them to receive critical pager messages in real time on their smartphone when and where wi-fi or cellular service is not available.

Currently, medical professionals are required to use multiple devices. They use pagers for critical communications that absolutely must be received; they use hospital-issued phones for unique communication and messaging applications that only work with those special purposed voice-over-IP (VOIP) phones; they access hospital systems, such as electronic medical records by accessing a hospital terminal or using a hospital-issued special purpose tablet. Our StatumHEALTH solution unifies these communications so the caregiver only needs to use one device to make all their communications. In the background, StatumHEALTH is connecting to the hospital systems so that special purpose applications are not necessary.

Current Stage and Roadmap

Current Stage:

Statum Systems is at the beta-test phase of product development. The software components of StatumHEALTH are fully developed, functional and tested. There is a working and tested prototype of the hardware card. StatumHEALTH has completed two cycles of internal testing by medical professionals unaffiliated with Statum Systems.

StatumHEALTH is ready to begin our first field tests in hospitals and medical practices immediately, as our prospective medical center clients free up resources from the current pandemic. We estimate the Beta Test phase will last for three to four months in 2020 and we plan to launch the first commercial release of StatumHEALTH in early 2021.

Roadmap:

Sales Channel Development:

- The deployment of an enterprise-class sales and support team in 2021, enabling direct sales to hospitals, medical centers and larger medical practices in the US;

- The establishment of partnerships with complementary solution providers, such as paging service providers, to facilitate access to potential customers.

Product Enhancements:

- Integration to the leading Electronic Health Record (EHR) systems to enable access to patient information;

- Integration to leading telemedicine applications to improve the efficacy of telehealth sessions;

 - In-depth data analysis functions driven by AI-based machine learning algorithms. This will enable StatumHEALTH users to identify trends and areas for productivity improvement, compare performance across departments and against other institutions, and improve workflow efficient and caseload management.

The Team

Officers and Directors

Name: Frederick Lizza

Frederick Lizza's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: March 04, 2020 - Present
  Responsibilities: Strategic and operational leadership of the company. Mr. Lizza receives a salary of $200,000. Mr. Lizza has been granted stock options for 300,000 shares of common stock.

- **Position:** Director
  Dates of Service: May 07, 2020 - Present
  Responsibilities: Participate in all Board of Director activities and decisions

Other business experience in the past three years:

- **Employer:** Strategic Claim LLC
  Title: Chief Executive Officer
  Dates of Service: February 28, 2018 - January 17, 2020
  Responsibilities: Strategic and operational leadership of the company

Other business experience in the past three years:

- **Employer:** Freestyle Solutions
  Title: Chief Executive Officer
  Dates of Service: December 10, 2010 - January 31, 2018
  Responsibilities: Strategic and operational leadership of the company

Name: Ara Nazarian

Ara Nazarian's current primary role is with Harvard Medical School. Ara Nazarian currently services 20 (50% of time) hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Science Officer
  Dates of Service: September 10, 2018 - Present
  Responsibilities: Strategic, Scientific and Medical knowledge leadership for Statum Systems. Mr. Nazarian receives cash compensation of $60,000 annually and owns 1,000,000 shares of common stock.

- **Position:** Chairman of Board of Directors
  Dates of Service: September 14, 2018 - Present
  Responsibilities: Participate as a leader and member of the Statum Systems

Board of Directors

Other business experience in the past three years:

- **Employer:** Statum Systems Inc.
  Title: Chief Executive Officer
  Dates of Service: September 10, 2018 - March 04, 2020
  Responsibilities: Strategic and operational company leadership

Other business experience in the past three years:

- **Employer:** Harvard Medical School
  Title: Associate Professor of Orthopedic Surgery
  Dates of Service: January 01, 2005 - Present
  Responsibilities: Training medical students on orthopedic surgery

Other business experience in the past three years:

- **Employer:** Beth Israel Deaconess Medical Center (Affiliated with Harvard Medical School)
  Title: Principal Investigator
  Dates of Service: September 01, 2008 - Present
  Responsibilities: Orthopedic medical research

Name: Per Suneby

Per Suneby's current primary role is with Sternhill Associates, LLC. Per Suneby currently services 16 (1/3 of time) hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Senior Vice President of Corporate Development
  Dates of Service: August 03, 2018 - Present
  Responsibilities: Lead client development and strategic partnering initiatives. Mr. Suneby receives compensation of $90,000 annually, 50% of which is deferred. Mr. Suneby has been granted stock options for 125,000 shares of common stock.

- **Position:** Board Observer (Non-Voting)
  Dates of Service: August 03, 2018 - Present
  Responsibilities: Provide strategic and operational guidance to the CEO, officers and company

Other business experience in the past three years:

- **Employer:** LiquidPiston, Inc.
  Title: Member of Board Directors, Sr. VP of Corporate Development
  Dates of Service: March 01, 2016 - Present
  Responsibilities: Full participation as a member of the Board of Directors, Strategic Advisor, Partnering and business development

Other business experience in the past three years:

- **Employer:** Sternhill Associates, LLC
  Title: Managing Director
  Dates of Service: August 03, 2015 - Present
  Responsibilities: Advisor to early stage businesses

Name: Stephen Okajima

Stephen Okajima's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: September 18, 2018 - Present
  Responsibilities: Lead the company's technology and product development efforts. Mr. Okajima receives a salary of $36,000 annually and owns 1,000,000 shares of common stock.

- **Position:** Director
  Dates of Service: September 18, 2018 - Present
  Responsibilities: Participate in all Board of Director activities and decisions

Other business experience in the past three years:

- **Employer:** SurgiBox
  Title: Chief Technology Officer
  Dates of Service: June 20, 2018 - Present
  Responsibilities: Technology strategy

Other business experience in the past three years:

- **Employer:** Beth Israel Deaconess
  Title: Biomedical Engineer
  Dates of Service: September 13, 2013 - Present
  Responsibilities: Biomedical research

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the the primary risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities

in the future, you may not be able to find a buyer.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational StatumHEALTH product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders or creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only developed a prototype for our StatumHEALTH card. Delays or cost overruns in the development of the StatumHEALTH card and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the Common Stock we are offering now, the Company will need to raise more funds in the future, and if it can't get them, we will need to make serious changes to the business, or close it. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less than you paid, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Statum Systems Inc. was formed on September 10, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Statum Systems Inc. has incurred a net loss and has not generated any revenue since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay the holders of the Common Stock.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including hardware design and manufacturing, accounting, and legal work. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Financing

The Company's ability to continue as a going concern in the future is dependent on its ability to generate future revenues and/or obtain financing to meet current and future obligations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development and other activities, which could harm its business, financial condition and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ara Nazarian	1,000,000	Common Stock	20.0
Aris Gregorian	1,000,000	Common Stock	20.0
Arman Serebrakian	1,000,000	Common Stock	20.0
Stephen Okajima	1,000,000	Common Stock	20.0

The Company's Securities

The Company has authorized Common Stock, Convertible Notes Seed 1, Convertible Notes Seed 2, Convertible Notes Seed 3, Convertible Notes Seed 4a, and Convertible Notes Seed 4b. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of shares of Common Stock of the Company authorized is 10,000,000 shares with a total of 5,000,000 shares outstanding.

Voting Rights

The holders of record of the Common Stock are entitled to one vote per share on all matters to be voted on by the Company's stockholders.

Material Rights

1,000,000 shares of the 5,000,000 outstanding have been reserved for issuance of stock options. As of September 15, 2020, stock options for 575,000 shares have been issued and 425,000 shares are reserved for future grants.

The common shares have no special or material rights. They are to share in proceeds of any liquidation on a pro-rata basis and may be subject to the terms of future Preferred Shares, if any were to be authorized and issued.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes Seed 1

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 1 are outlined below:

Amount outstanding: $550,000.00
Maturity Date: February 01, 2022
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of $2,000,000 or more or a >50% change in control

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculated based on a $2 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $2 million valuation cap.

Convertible Notes Seed 2

The security will convert into shares of preferred stock and the terms of the Convertible Notes Seed 2 are outlined below:

Amount outstanding: $225,000.00
Maturity Date: February 01, 2022
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of >$2 million

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculated based on a $2 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $2 million valuation cap.

Convertible Notes Seed 3

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 3 are outlined below:

Amount outstanding: $175,000.00
Maturity Date: February 01, 2022
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of > $2,000,000

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculated based on a $2 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $2 million valuation cap.

Convertible Notes Seed 4a

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 4a are outlined below:

Amount outstanding: $150,000.00
Maturity Date: February 01, 2022
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of > $2,000,000

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculated based on a $2 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $2 million valuation cap.

In the event that a conversion has not occurred prior to the maturity date of the note, the holders of only this financing have the option to convert to common at $2,000,000 valuation, or receive principal and interest at maturity.

Convertible Notes Seed 4b

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 4b are outlined below:

Amount outstanding: $85,000.00
Maturity Date: February 01, 2022
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of $2,000,000

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculated based on a $2 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $2 million valuation cap.

In the event that a conversion has not occurred prior to the maturity date of the note, the holders of only this financing have the option to convert to common at $2,000,000 valuation, or receive principle and interest at maturity.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares in the future. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $550,000.00
  Use of proceeds: Product development
  Date: January 09, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: This was initial issuance of shares to founders. 1,000,000 shares to each of the 4 founders (Ara Nazarian, Stephen Okajima, Aris Gregorian,

Arman Serebrakian)
Date: September 10, 2018
Offering exemption relied upon: Rule 701

- **Type of security sold:** Convertible Note
  Final amount sold: $150,000.00
  Use of proceeds: Product development and operating expenses
  Date: July 06, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $225,000.00
  Use of proceeds: product development
  Date: July 15, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $175,000.00
  Use of proceeds: product development
  Date: January 20, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $85,000.00
  Use of proceeds: product development
  Date: August 28, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company can operate into Q1 2021 without generating revenue.

Foreseeable major expenses based on projections:

The major expense through Q1 2021 will be product development expenses, followed by salaries and wages.

Future operational challenges:

The coronavirus pandemic has delayed the start of beta testing, since our target clients are hospitals and medical centers. However, the pandemic has also raised awareness of the urgent need for improved medical communication technology, so the company expects a significant interest in its products as the number of hospitalized COVID-19 patients declines.

Future challenges related to capital resources:

The ability to quickly complete beta testing during the pandemic is a challenge to raising capital.

Future milestones and events:

The successful completion of beta testing and formation of key partnerships will significantly increase the company's ability to raise capital.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has $130,000 in cash on hand as of September 1, 2020. The company does not have any lines of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will be used to accelerate and complete the commercial release version of StatumHEALTH and to launch the commercial product. Final development and release of the StatumHEALTH product is dependent on the funds raised from this campaign, or another campaign not yet in progress.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign will facilitate a faster go-to-market for the Company and will provide the Company with additional runway until its next fund raising as needed. The Company expects that the funds from this campaign will comprise the majority of company funds on hand following the completion of the campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Statum Systems has been extremely capital efficient to this point and will continue to manage cash closely going forward. Our minimum expense profile forecasts a cash burn rate of approximately $40k-$50k per month going forward, until commercial launch.

Since we set our minimum for this campaign at only $10,000, it would not help us operate the company for any meaningful period of time.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raised the Reg CF maximum of $~1.07m, Statum could potentially operate for as long as another 12-15 months at minimum spend without raising further capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company plans to raise a Series A round of financing in 2021, following commercial release of the StatumHEALTH platform and easing of restricted operations at medical centers due to the coronavirus pandemic. The round is expected to be greater than $2 million.

Indebtedness

- **Creditor:** SBA Payroll Protection Program
  Amount Owed: $59,500.00
  Interest Rate: 1.0%
  Maturity Date: April 27, 2022
  The loan is forgivable under the provisions of the Payroll Protection Program. The company believes it qualifies for 100% forgiveness of this loan and plans to apply for forgiveness in August 2020.

- **Creditor:** David Cohen
  Amount Owed: $350,000.00
  Interest Rate: 6.0%
  Maturity Date: February 01, 2022

Converts to equity upon a qualifying equity raise of > $ 2,000,000.

- **Creditor:** Colle Capital Partners I, L.P.
  Amount Owed: $275,000.00
  Interest Rate: 6.0%
  Maturity Date: February 12, 2022
  Converts to equity upon a qualifying equity raise of > $ 2,000,000.

- **Creditor:** Robert Stearns
  Amount Owed: $125,000.00
  Interest Rate: 6.0%
  Maturity Date: February 01, 2022
  Converts to equity upon a qualifying equity raise of > $ 2,000,000.

- **Creditor:** Steven Aronson
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
  Maturity Date: February 01, 2022
  Converts to equity upon a qualifying equity raise of > $ 2,000,000.

- **Creditor:** Jeffrey Lindholm
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
  Maturity Date: February 01, 2022
  Converts to equity upon a qualifying equity raise of > $ 2,000,000.

- **Creditor:** Brian Miles, MD
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
  Maturity Date: February 01, 2022
  Converts to equity upon a qualifying equity raise of > $ 2,000,000.

- **Creditor:** Henry Zachs
  Amount Owed: $25,000.00
  Interest Rate: 6.0%
  Maturity Date: February 01, 2022
  Converts to equity upon a qualifying equity raise of > $ 2,000,000.

- **Creditor:** Armen and Anita Serebrakian
  Amount Owed: $25,000.00
  Interest Rate: 6.0%
  Maturity Date: February 01, 2022
  Converts to equity upon a qualifying equity raise of > $ 2,000,000.

- **Creditor:** Dennis M. Lee MD
  Amount Owed: $40,000.00

Interest Rate: 6.0%
Maturity Date: February 01, 2022
Converts to equity upon a qualifying equity raise of > $ 2,000,000.

- **Creditor:** Justin Hertel
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
  Maturity Date: February 01, 2022
  Converts to equity upon a qualifying equity raise of > $ 2,000,000.

- **Creditor:** Nareg Kaprielian
  Amount Owed: $35,000.00
  Interest Rate: 6.0%
  Maturity Date: February 01, 2022
  Converts to equity upon a qualifying equity raise of > $ 2,000,000.

- **Creditor:** Peter Stokes O'Neil
  Amount Owed: $25,000.00
  Interest Rate: 6.0%
  Maturity Date: February 01, 2022
  Converts to equity upon a qualifying equity raise of > $ 2,000,000.

- **Creditor:** Tro Der Sarkissian
  Amount Owed: $35,000.00
  Interest Rate: 6.0%
  Maturity Date: February 01, 2022
  Converts to equity upon a qualifying equity raise of > $ 2,000,000.

- **Creditor:** Roubik Gregorian
  Amount Owed: $25,000.00
  Interest Rate: 6.0%
  Maturity Date: February 01, 2022
  Converts to equity upon a qualifying equity raise of > $ 2,000,000.

- **Creditor:** Robert Farella
  Amount Owed: $12,500.00
  Interest Rate: 6.0%
  Maturity Date: February 01, 2022
  Converts to equity upon a qualifying equity raise of > $ 2,000,000.

- **Creditor:** Nolan Gaudreau
  Amount Owed: $6,250.00
  Interest Rate: 6.0%
  Maturity Date: February 01, 2022
  Converts to equity upon a qualifying equity raise of > $ 2,000,000.

- **Creditor:** Robert Davoudi
  Amount Owed: $6,250.00
  Interest Rate: 6.0%
  Maturity Date: February 01, 2022
  Converts to equity upon a qualifying equity raise of > $ 2,000,000.

- **Creditor:** Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
  Amount Owed: $41,750.00
  Interest Rate: 0.0%
  Due upon completion of a financing event raising greater than $1.5 million

- **Creditor:** Clifton Larson Allen LLP (CLA)
  Amount Owed: $19,007.00
  Interest Rate: 0.0%
  Maturity Date: March 15, 2021
  To be paid in 6 equal monthly payments beginning in September 2020.

Related Party Transactions

- **Name of Entity:** Robert Farella
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Mr. Farella, a convertible noteholder, is a family member of Mr. Aris Gregorian, a co-founder and 20% shareholder of the Company.
  Material Terms: Mr. Farella holds $12,500 of Statum Systems Convertible Notes. The notes mature 2/1/2022 and pay interest at 6% - the same terms as all other holders of convertible notes payable of Statum Systems.

- **Name of Entity:** Armen and Alice Serebrakian
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Armen and Alice Serebrakian, a convertible noteholder, is a family member of co-founder and 20% shareholder Arman Serebrakian.
  Material Terms: Mr. and Mrs Serebrakian hold $25,000 of Statum Systems Convertible Notes. The notes mature 2/1/2022 and pay interest at 6% - the same terms as all other holders of convertible notes payable of Statum Systems.

- **Name of Entity:** Roubik Gegorian
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Mr. Gregorian is a family member of Co-founder and 20% shareholder Aris Gregorian. Roubik Gregorian holds $25,000 in Statum Systems Convertibles notes.
  Material Terms: Mr. R, Gregorian holds $25,000 of Statum Systems Convertible Notes. The notes mature 2/1/2022 and pay interest at 6% - the same terms as all other holders of convertible notes payable of Statum Systems.

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

Statum Systems (Company) determined its $5,000,000 pre-money valuation based on the following data points:

The Company's initial valuation for its initial seed financing in Q1 2019 was

$2,000,000.

Since the Q1 2019 initial seed financing, the Company has achieved the following milestones:

Market Input: Completion of phase 1 focus groups with doctors, nurses and medical specialists to obtain and validate features requirements.

Product Development: Development, testing and delivery of StatumHEALTH, our software platform with functional communication and collaboration features. Beta quality software is ready today, significantly reducing technology risk going forward.

Market Validation: Completion of phase 2 focus groups with doctors, nurses and medical specialists which validated the features as built in the beat version meet or exceed requirements, reducing market risk.

Innovative Technology: Design, development and testing of its optional hardware card that receives pager-frequency signals, decodes and sends messages to the smartphone component of the StatumHEALTH platform. The Company believes this solution is unique and disruptive to the medical communications and collaboration technology industry.

Pipeline: The Company is in active discussions with multiple significant US-based medical centers to become early clients of StatumHEALTH as soon as the current pandemic eases.

Intellectual Property: The Company has filed eight patent applications (7 US, 1 International) for various components of its StatumHEALTH designs and functions, protecting its proprietary intellectual property.

The Company expects, though can't guarantee, to raise its Series A round of financing in 1H 2021.

Based on the achievements accomplished since the original seed financing and the expected valuation of the Series A round, the Company has determined that $5,000,000 is a fair current pre-money valuation for Statum Systems.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  The available funds received from the minimum funding goal will be applied to the development of the final commercial release version of StatumHEALTH

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  60.0%
  If the maximum funding goal is achieved, approximately 60% of the funds received will be applied to the development of the commercial release version of StatumHEALTH - both the software and hardware components. Specifically, these funds will pay the software and hardware designers, developers and testers working to incorporate beta client feedback and finalize the initial commercial release of StatumHEALTH.

- *Operations*
  15.0%
  If the maximum funding goal is achieved, approximately 15% of the funds received will be applied to pay company team members engaged to support the completion of beta testing with live clients at US medical centers and hospitals.

- *Marketing*
  21.5%
  If the maximum funding goal is achieved, approximately 21.5% of the funds received will be applied to the Company's sales & marketing initiatives, including recruiting the Company's initial sales team members to build its sales pipeline and close its initial wave of new clients.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.statumsystems.com (This will be on our website at www.statumsystems.com in the Investor section under the About tab.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/statum-systems-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Statum Systems Inc.

[See attached]

STATUM SYSTEMS INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Statum Systems, Inc.
Quincy, Massachusetts

We have reviewed the accompanying financial statements of Statum Systems, Inc (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 29, 2020
Los Angeles, California

STATUM SYSTEMS, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	74,984	$	43,605
Total current assets		74,984		43,605
Property and equipment, net		10,098		-
Total assets	$	85,082	$	43,605
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	25,179	$	-
Other current liabilities		105,279		6,436
Total current liabilities		130,458		6,436
Convertible Notes Payable, Net of Debt Issuance Costs		765,005		60,000
Total liabilities		895,463		66,436
STOCKHOLDERS' EQUITY				
Common Stock		110		110
Retained earnings/(Accumulated Deficit)		(810,491)		(22,941)
Total stockholders' equity		(810,381)		(22,831)
Total liabilities and stockholders' equity	$	85,082	$	43,605

See accompanying notes to financial statements.

STATUM SYSTEMS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2019**	**2018**
(USD $ in Dollars)		
Operating expenses		
General and administrative	294,477	14,738
Research and development	439,440	12,000
Sales and marketing	21,219	-
Total operating expenses	755,136	26,738
Operating income/(loss)	(755,136)	(26,738)
Interest expense	43,639	-
Interest income	(3,116)	(3,797)
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(795,659)	(22,941)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (795,659)**	**$ (22,941)**

See accompanying notes to financial statements.

STATUM SYSTEMS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and 2018

(in thousands, $US)	Common Stock		Accumulated Deficit		Total Stockholders' Equity	
	Shares	Amount				
Balance—December 31, 2017	-	$ -	$	-	$	-
Stock issuance	4,000	110		-		110
Net income/(loss)	-	-		(22,941)		(22,941)
Balance—December 31, 2018	4,000	$ 110	$	(22,941)	$	(22,831)
Net income/(loss)	-	-		(795,659)		(795,659)
Balance—December 31, 2019	4,000	$ 110	$	(818,600)	$	(818,490)

See accompanying notes to financial statements.

STATUM SYSTEMS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2019**		**2018**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(795,659)	$	(22,941)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of proprety		568		-
Amortization of debt issuance cost		8,109		-
Changes in operating assets and liabilities:				
Accounts payable		25,179		-
Other current liabilities		98,843		6,436
Net cash provided/(used) by operating activities		**(662,960)**		**(16,505)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(10,666)		-
Net cash provided/(used) in investing activities		**(10,666)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Convertible Notes Payable, Net of Debt Issuance Costs		715,000		60,000
Debt Issuance Cost		(9,995)		-
Issuance of common stock		-		110
Net cash provided/(used) by financing activities		**705,005**		**60,110**
Change in cash		31,379		43,605
Cash—beginning of year		43,605		-
Cash—end of year	**$**	**74,984**	**$**	**43,605**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

Statum Systems, Inc. was previously formed as Jybird, Inc. on September 10, 2018 in the state of Massachusetts. On January 1, 2019, the company filed a restated article of incorporation, changing the name of Statum Systems. The financial statements of Statum Systems, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in the Quincy, Massachusetts.

Statum Systems Inc. designs, develops and markets the StatumHEALTH medical communication and collaboration system, designed to provide better communications and workflow processes for hospitals, medical centers and other health care customers.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Statum Systems, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 29, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Stock Based Compensation

The Company accounts for stock options issued to employees under Accounting Standards Codification ("ASC") 718 - Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its nonemployee stock-based compensation under ASC 505 – Equity. The fair value of the warrant issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock, on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete, using the Black-Scholes option valuation model. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Research and Development

Research and development costs are charged to expense when incurred and amounted to $439,440 and $12,000 for the year ended December 31, 2019 and 2018.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Other current liabilities, and other long-term liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Other Current Liabilities consist of:		
Accrued Interest	35,529	-
Other Accrued Liabilities	69,750	6,436
Total Other Current Liabilities	$ 105,279	$ 6,436

4. PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2019	2018
Equipment	$ 10,666	$ -
Property and Equipment, at Cost	10,666	-
Accumulated depreciation	(568)	-
Property and Equipment, Net	$ 10,098	$ -

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $568 and $0 respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital consisted of 10,000 of common stock, with $0.01 par value and zero shares of Preferred, with $0.01 par value per share.

As of December 31, 2019, and December 31, 2018, 4,000 shares of common stock have been issued and are outstanding.

6. DEBT

Debt Issuance Cost

The Company accounts for debt issuance costs on the balance sheet as a direct reduction from the carrying amount of the related debt liability.

Debt issuance costs are amortized to interest expense over the term of the debt using the straight-line method. Interest expense related to these items charged to operations for the years ended December 31, 2019 and 2018 totaled $8,109 and $0, respectively.

As of December 31, 2019, and 2018 the outstanding balances of debt issuance cost were $1,886 and $0, respectively. The debt is classified as long-term liabilities.

Amortization of interest expense for the next two years are:

	2020	2021
Debt Issuance Costs	9,052	943

Convertible Note Payable

During 2019 and 2018, the Company issued unsecured convertible notes to related and unrelated parties. Convertible notes payable issued to a related party amounted to $10,000 and $0 as of December 31, 2019 and 2018, respectively. The related party is an immediate family member of a shareholder. The convertible notes accrue interest at 6% annually and mature February 1, 2022. After such date, upon an election of the majority of the note holders, the Company would have to redeem all principal and interest. The notes have not converted as of July 29, 2020.

As of December 31, 2019, and 2018 the Company had accrued interest of $35,529 and $-0- on the convertible notes payable.

Automatic Conversion upon a Qualified Equity Financing

In the event the Company sells shares of its preferred stock in an amount of at least $2,000,000 ("Qualified Equity Financing") prior to February 1, 2021 , all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing, at a conversion price that is equal to the lessor of (1) the price per share paid by the other purchasers of the preferred stock sold in the Qualified Equity Financing multiplied by eighty-five percent (85%) or (2) the price per share obtained by dividing $2,000,000 by the Company's fully-diluted capitalization immediately prior to such Qualified Equity Financing assuming exercise or conversion of all convertible securities of the Company but excluding any shares issuable upon conversion of the convertible notes.

Optional Conversion

In the event the Company sells shares of a series of its preferred stock in any transaction or series of transactions ("Non-Qualified Financing") that does not qualify as a Qualified Equity Financing prior to February 1, 2021 or the conversion of all of the principal and accrued but unpaid interest under the note pursuant to a Qualified Equity Financing, the note holders ("Holders"), may, at their sole discretion, convert all of the unpaid principal and accrued interest on their convertible notes into a number of fully paid and nonassessable shares of the Company's capital stock consisting of preferred stock of the same series offered in such Non-Qualified Financing ("Optional Conversion Shares") at the lessor of the price per share paid by the other purchasers of the preferred stock sold in the Non-Qualified Financing multiplied by 85% or the price per share determined by dividing $2,000,000 by the Company's fully-diluted capitalization on as-converted basis immediately prior to such Non-Qualified Financing, assuming exercise or conversion of all convertible securities of the Company and excluding any shares issuable upon conversion of the notes.

Conversion on Change of Control

If the Company consummates a change of control prior to the earlier to occur of the payment in full or conversion of the convertible notes and the Maturity Date, then upon the written election of the Holder, the outstanding principal amount of the note, plus all accrued and unpaid interest hereon shall convert into shares of the Company's common stock, at a price per share obtained by dividing $2,000,000 by the Company's fully-diluted capitalization immediately prior to the closing of such Change of Control, assuming exercise or conversion of all convertible securities of the Company and excluding any shares issuable upon conversion of the note or any other outstanding convertible promissory notes issued by the Company.

As of December 31, 2019, and 2018, the outstanding balances of Note Payable were $775,000 and $60,000 respectively. The Note Payable are classified as long-term liabilities.

Long-term debt for year ended December 31 consist of:

	2019	2018
Convertible Notes Payable - Unelated parties	$ 765,000	$ 60,000
Convertible Notes Payable - Related party	10,000	-
Debt Issuance Costs	(9,995)	-
Less: Current Maturities	-	-
Total Long Term Debt	$ 765,005	$ 60,000

Following are maturities for the next two years:

	2020	2021
Convertible Notes	-	775,000

7.   EQUITY INCENTIVE PLAN

The Company has an Equity Incentive Plan intended to encourage ownership of shares by employees. The Plan provides for the granting of incentive stock options, nonqualified options, stock grants, and stock-based awards. The number of shares which may be issued from time to time pursuant to this Plan is 1,000,000 shares of common stock, or the equivalent of such number of shares after the Company has interpreted the effect of any stock split, stock dividend, combination, or recapitalization. There were no grants of authorized shares from the Equity Incentive Plan for the years ended December 31, 2019 and 2018.

8.   DEFERRED COMPENSATION PLANS

During 2018, the Company entered into an agreement with an employee to defer payment of compensation until the Company raises $1,500,000 in Series A financing. Compensation is recorded when services are performed. At December 31, 2019 and 2018, the Company accrued $3,750 and $48,750, respectively, for services performed under this agreement. These amounts are included in other accrued liabilities on the balance sheets.

9. INCOME TAXES

The net deferred tax asset (liability) at December 31 consisted on the following components:

	2019	2018
Depreciation and amortization	$ (3,000)	$ -
Net Operating Loss Carryforwards	202,000	5,000
Total	$ 199,000	$ 5,000
Valuation Allowance	(199,000)	(5,000)
Total Deferred Tax Asset	$ -	$ -

 As of December 31, 2019, and 2018, the Company has federal net operating loss carryforwards for income tax purposes of approximately $698,000 and $16,000, respectively. Losses are carried forward indefinitely. As of December 31, 2019, and 2018, the Company has state net operating loss carryforwards for income tax purposes of approximately $689,000 and $16,000, respectively, which expire at various times through the year 2023.

Deferred income taxes have not been presented in these financial statements as management believes that the future benefit of operating loss carryforwards are dependent on the Company's ability to generate future taxable income which is uncertain. Management has, therefore, recorded a valuation allowance in both years presented equal to the deferred tax asset.

The Company is subject to a minimum corporation income tax in the Commonwealth of Massachusetts; however, no amounts have been accrued at year end as management deems immaterial.

10. RELATED PARTY

During February 2019, the Company received convertible debt in the amount of $10,000 from Armen & Anita Serebrakian, parents of founder Arman Serebrakian. The convertible notes accrue interest at 6% annually and mature February 1, 2022. After such date, upon an election of the majority of the note holders, the Company would have to redeem all principal and interest. The notes have not converted as of July 29, 2020.

11.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases a facility under operating lease arrangements expiring in 2020. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2019, are as follows:

As of Year Ended December 31, 2019		
2020	$	9,625
2021		-
2022		-
2023		-
2024		-
Thereafter		-
Total future minimum operating lease payments	$	9,625

Rent expense for the fiscal years 2019 and 2018 was $9,675 and $800, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 29, 2020, the date the financial statements were available to be issued.

The World Health Organization declared the spread of the Coronavirus Disease (COVID-19) a worldwide pandemic. The COVID-19 pandemic is having significant effects on global markets, supply chains, businesses, and communities. Specific to the Company, COVID-19 may impact various parts of its fiscal 2020 operations and financial results including reduced sales volumes. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as these events occurred subsequent to year-end are still developing.

The Company received a loan through the federal Paycheck Protection Program in the amount of $59,500 with fixed interest rate of 1%. The proceeds were secured to fund payroll, rent, utilities, and interest on mortgages. These amounts may be forgiven subject to compliance and approval based on the timing and use of these funds in accordance with the program.

The Company issued $325,000 in convertible notes with both related parties and nonrelated parties. Convertible notes issued to related party amounted to $37,500. The related party are family members of a stockholder. Interest accrued from the date of issuance through the maturity date. The terms are the convertible notes are identical to those described in the note 6, with the exception that holders of the newly issued convertible notes have an option to convert up to $250,000 in notes to common stock at the maturity date If there have been no events that qualify for the conversion of the notes into preferred stock.

Subsequent to year end the note holders approved an extension of the maturity date for convertible notes payable to February 1, 2022. All references to the maturity date in the financial statements reflect this new date.

On June 23, 2020, the shareholders approved an increase in the authorized common stock from 100,000 shares to 10,000,000 shares, reduced the par value of common stock from $0.01 to $0.0001 per share, and approved a thousand-for-one common stock split. All references to shares in financial statements reflect the stock split.

On July 8, 2020, the Company granted options for 375,000 shares of common stock to employees and advisors in accordance with the terms of the Equity Incentive Plan. The options vest over periods of up 48 months and have an exercise price of $0.16 per share, which is equal to the value of the underlying common stock as of the grant date. The options expire within 10 years from the grant date.

During January 2020, the Company received convertible debt in the amount of $12,500 from Robert Farella, brother-in-law of founder Aris Gregorian.

During January 2020, the Company received convertible debt in the amount of $25,000 from Roubik Gregorian, father of founder Aris Gregorian.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $787,550, an operating cash flow loss of $662,960 and an accumulated deficit of $810,491 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



This offering is not live or open to the public at this moment.

Statum Systems Inc.

Secure Medical Communications





Welcome to Statum
Log in
OCTAVIA
NUÑEZ, MD, MS
INTERNAL MEDICINE
STATUM
SYSTEMS
app is currently in beta phase, final product may differ from the images shown

Website | Natick, MA | HEALTH TECH

$0.00 raised

0 Investors	**$5M** Valuation
$1.00 Price per Share	**$250.00** Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Statum Systems provides a patent-pending solution for a critical issue plaguing healthcare delivery: fragmented and unreliable communication among medical teams. Developed by medical professionals frustrated with the communications tools currently available to them, the StatumHEALTH™ platform empowers all healthcare practitioners to communicate and collaborate using a unified smartphone app to provide more efficient and effective caregiver outcomes.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Created by doctors for a communications solution essential for today's health care environment. Advised by several leading healthcare experts including by Dr. John Halamka, president of the Mayo Clinic platform
- Innovating breakthrough medical communications technology with 8 patents pending and more to follow
- The worldwide demand for the best possible healthcare grows with urgency as the global market for Clinical Communication and Collaboration Systems is

expected to grow to $5 billion by 2027

"Smart communications. Superior care"

Miscommunication, missed communication

Caregivers often juggle multiple communication tools such as pagers, hospital landlines and smartphones in order to care for patients. Miscommunication is a common cause of medical errors and medical errors result in over 250,000 deaths every year in the U.S. (source).

Pagers are still used by nearly 80% of hospitals but, based on the experience of our medical team members, reliance on separate paging devices is one of the key reasons for faulty medical communications (source). Healthcare professionals can violate HIPAA by using common text messaging services due to lack of encryption and security. Moreover, significant time is lost toggling between these different devices and means of communication. These communication inefficiencies result in over $11 billion in wasted costs by hospitals every year (source).



80% of hospitals rely on pagers.

But they can create delays and errors.



$11 billion

in wasted costs by hospitals every year.

A smarter solution on a single device

We developed the StatumHEALTH platform to unify and simplify medical communications. StatumHEALTH allows all clinicians, administrators and hospital staff to collaborate and communicate from a single smartphone device. StatumHEALTH optimizes cellular, WiFi and pager channels, combining the best of dedicated text messaging, voice communication and cloud-based systems into a reliable, HIPAA compliant, encrypted and secure platform. StatumHEALTH even offers an optional ID Badge holder that captures low frequency pager signals, ensuring caregiver connectivity even when WiFi or cellular service is not available.

MEDICAL COMMUNICATION NOW


Hospital Terminal


Smartphone


Dedicated VOIP Devices


In-house Phone


Pager

ONE INTUITIVE SOLUTION. ONE MOBILE DEVICE.

The only platform that unifies cellular, WiFi & paging with your core medical center systems





Jane Appleseed
RESPONSIBLE SPECIALIST
Bernard Pearson, MD
ATTENDING SPECIALIST
Georgia Klein, MD
Add Participants
Leila Chambers, MD
Have we heard from PT regarding
Hi @BellaFellini has PT been able to evaluate patient yet today? Discharge recs?
The only platform that unifies cellular, WiFi & paging.
Cellular
Scheduling System
WiFi
Enterprise Server EHr
TeleHealth Systems

THE MARKET

An urgent need for stronger healthcare

The worldwide demand for the best possible healthcare grows with urgency as the global market for Clinical Communication and Collaboration Systems is expected to grow to $5 billion by 2027 (source).



CLINICAL COMMUNICATION & COLLABORATION SYSTEMS MARKET
$5 Billion
14% growth
By 2027

Our current target market are the 6,000+ hospitals and medical practices in the U.S. (source). With approximately 1 million doctors in the U.S., over 3 million nurses and over 6 million total hospital employees, we have the potential for

nurses and over 6 million total hospital employees, we have the potential for millions of users (source). Statum's technology can also expand beyond healthcare, applicable to the most crucial first-responders such as public safety, disaster relief, private network security and defense.



6K+
Hospitals

1M
Doctors

3M
Nurses

OUR TRACTION

Trusted by medical leaders and ready for testing

Statum Systems is advised by a key international medical technology influencer, Dr. John Halamka, President of the Mayo Clinic Platform, who is a member of our team of medical and technical advisors.

We have filed 8 total patent applications to protect our unique technology. The current version of the StatumHEALTH software platform has been developed, along with our optional hardware device that captures powerful low frequency pager signals, ensuring connectivity with or without cellular data and WiFi.

Statum Systems has been recognized by Tech Healthcare Outlook as a Top Patient Engagement Solution Provider for 2020 (source).


Pager technology is insecure and doesn't meet usability expectations for modern users. Connecting modern phones via bluetooth to a pager receiver is a brilliant solution to provide reliable critical communication."


DR. JOHN HALAMKA

 President of the Mayo Clinic Platform

StatumHEALTH has been through two phases of individual testing by doctors, nurses and specialist practitioners, resulting in a solution ready for field use. Our product is set for beta-testing as hospitals seek new technologies following the peak of the COVID-19 pandemic. Statum Systems is poised to begin its first field tests with major U.S. medical practices in the near future.

We're on track to reach key milestones such as launching our first commercial release in 2021, following the completion of further field tests and the expansion of post-COVID hospital operations.



READY FOR BETA-TESTING

Statum Systems is poised to conduct its **first field test** environment through a major U.S. medical practice.

WHAT WE DO

Clear medical communication between care members

Our platform unifies all wireless networks in an ultra-reliable, secure, and intuitive mobile app and cloud-based enterprise solution. It eliminates the need for a separate pager or hospital portable phone.

UNEQUIVOCAL RELIABILITY

StatumHEALTH – the only solution that lets you

receive messages on your smartphone in locations without WiFi or cell coverage



In locations in which WiFi & cellular can't penetrate, StatumHEALTH messages are received as pages on cell phones.

Here's how it works:

Our clients obtain credentials for each user, including doctors, nurses, administration and more. Users then download and communicate through the StatumHEALTH app on their smartphones. We also offer the StatumHEALTH card, a device connected to traditional pager systems allowing for immediate communication without cellular data and WiFi connectivity.



Patient-centric communications

Direct messaging & group chats

EHR Connectivity

VoIP

Collaboration tools

Images, videos, labs,...

Data, analytics, reporting

Behind the scenes, Statum's team will help integrate the StatumHEALTH platform to the hospital's electronic medical records to access key patient information, hospital directories and caregiver schedules. StatumHEALTH simplifies workflow with its scheduling integration. Patient Care Sessions, the heart of the collaboration features, allow various medical professionals to seamlessly collaborate on each patient's care.

StatumHEALTH streamlines the hospital communication process so that physicians, nurses, or other specialists can focus on providing the best possible patient care.

StatumHEALTH Card



This image is a prototype. The final version of the StatumHEALTH card is in development.



Critical link that allows for pager-quality transmission reliability



Uses the basic architecture of a pager & uses Bluetooth to connect to the mobile smartphone app

THE BUSINESS MODEL

B2B, Software-as-Service Subscriptions

With our software-as-a-service subscription model, each client pays a monthly subscription fee ranging from $10 to $20 for each user of the StatumHEALTH platform.

We will receive professional services fees, ranging from $10,000 - $100,000 depending on the size of each institution, for the implementation of the system and integration to the client's electronic medical records (EHR), telemedicine and other internal systems

We charge a one-time or recurring fee per user for our optional hardware device to capture pager signals and supply them to the smartphone application.

SOFTWARE-AS-A-SERVICE SUBSCRIPTION MODEL



Monthly Subscription Fee

$10-20

Per user on the platform

Professional Services Fees

$10K-100K

Based on size of institution



HOW WE ARE DIFFERENT

Optimized, protected solutions at the palm of your hand

We compete with other medical communications applications that are often fragmented, complicated or not secure. Our platform is fully-integrated and presents a unified, secure solution for medical caregivers and staff. We provide the sole enterprise-class collaboration solution that lets users receive pager messages directly to their devices even without WiFi or cell coverage.

StatumHEALTH uniquely enables medical professionals to use their own smartphones through a succinct, singular interface, all while protecting critical information systems, privacy and maintaining HIPAA compliance.

Our Patient Care Sessions utilize intelligent routing so medical team members are always included in key patient dialogues, while streamlining workflow and protecting the privacy of the medical provider and the patient.
StatumHEALTH constantly collects communications and workflow data, enabling medical center leadership to improve performance, identify trends and raise quality.



This chart has been developed from internal company sources and has not been validated by third party sources.

THE VISION

Eliminating critical communication errors to provide the best possible care

Our vision is to eliminate errors due to medical communication and miscommunication and proactively protect the lives of patients everywhere. Our goal is to have at least 3 beta tests completed and StatumHEALTH ready for launch by the end of 2020, as hospitals emerge from the coronavirus pandemic. In early 2021, we plan to launch the commercial release of StatumHEALTH through an enterprise sales team to US hospitals and medical practices, as well as enhancing our software using AI and machine learning data analysis tools to improve medical productivity. The large volume of unique anonymous data collected and analyzed by StatumHEALTH will be critical to improving patient-centric care and overall medical center operations.

In 2022 and beyond, we plan to extend our target market by introducing our technology to international markets and licensing the unique StatumHEALTH card to third parties for wider use, generating an incremental revenue stream to Statum Systems.

And it doesn't stop there. We foresee Statum technology impacting other sizable markets in need of reliable communication tools such as first responders, public safety, disaster relief, private network security, homeland security, defense and more.

U.S. Medical Market		International Markets
	**+**	

    

| Public Safety | Disaster Relief | Private Network Security | Homeland Security | Defense |

International market and entry into non-medical industries are future goals. Actual results are not guaranteed.

OUR LEADERSHIP

The strongest minds in medicine and software innovation

Our team combines medical knowledge with successful tech industry expertise. Founders Ara Nazarian and Stephen Okajima are experts in biomedical engineering while founder Arman Serebrakian is a practicing surgeon. Leadership team members Fred Lizza and Per Suneby have held numerous CEO and senior management positions in startup technology and SAAS businesses while founder Aris Gregorian is a patent attorney and electrical engineer.

We are supported by a world-class team of advisors including, John Halamka -- President of the Mayo Clinic Platform, and Bob Stearns - Former Chief Technology Officer at Compaq Computers. We have built a core team of experienced software developers to provide maximum productivity at an effective cost.

WHY INVEST

The world needs improved healthcare communications technology ...now

The COVID-19 pandemic highlighted the dire need for secure, unified medical communication and collaboration, a vision shared by the company and its medical

advisors. We envision the timely and critical services provided by StatumHEALTH as an integral part of the "new normal" for hospitals and medical practices following the peak of COVID-19 activity.

Investing in Statum Systems is a way to directly and impactfully help medical providers deliver better care. We all know, or will know, someone who will need medical care in the near future, and StatumHEALTH can help ensure the care they receive is the best it can be.



In the Press

  

SHOW MORE

Meet Our Team



Fred Lizza

CEO

Fred Lizza is a serial technology company CEO, having led six prior companies ranging in size from pre-revenue startups to $100 million+ in revenue. His experience includes leading a company to its IPO, acquiring businesses to accelerate growth and launching new technologies.





Ara Nazarian, Ph.D

Co-Founder and Chief Science Officer

Ara Nazarian has a Ph.D in biomedical engineering and is Associate Professor at Harvard Medical School, where he is Director of the Nazarian Lab. A passionate entrepreneur, he has co-founded numerous other businesses including Ortholevo, Verispellis and OstyMeditech

He currently services 20 hours per week in his role with the company.





Stephen Okajima

Chief Technology Officer

Stephen Okajima has degrees in biomedical engineering and computer science. He leads Statum Systems' product development efforts. Mr. Okajima is also a co-founder of Surgibox.





Arman Serebrakian, MD

Co-Founder

Arman Serebrakian is a resident surgeon in plastic and reconstructive surgery at a leading Boston area medical center. Dr. Serebrakian is a daily user of the hospital communications systems in need of improvement. Dr. Serebrakian competed in the 2014 Sochi Olympics in alpine skiing.





Per Suneby

SVP of Corporate Development

Per Suneby is a Board Observer and Advisor to the Company, and also functions as the Head of Corporate Development for Statum Systems. Mr. Suneby is a noted advisor to early stage technology companies with a record of successful innovation. He has held numerous roles, including CEO. Mr. Suneby has an MBA from Harvard Business School.

He currently services 16 hours per week in his role with the company.



Offering Summary

Company :	Statum Systems Inc.
Corporate Address :	8 Pleasant Street South, Unit D, Natick, MA 01760
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	10,000
Maximum Number of Shares Offered :	1,070,000
Price per Share :	$1.00
Pre-Money Valuation :	$5,000,000.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Super Early Bird Bonus - Invest within the first 5 days and receive 10% bonus shares

Early Bird Bonus - Invest within the next 10 days and receive 5% bonus shares

Bronze: ($500 minimum investment) Statum Systems hat

Silver: ($750 minimum investment) Statum Systems sunglasses and hat

Gold: ($1,250 minimum investment) Statum Systems Patagonia Fleece vest

Platinum: ($5,000 minimum investment) Dinner meeting with Founders and Executive team in Boston, MA, plus Statum Systems fleece vest. Terms: Investor responsible for own travel & living expenses

Diamond: ($25,000 minimum investment). One day ski clinic with Statum Systems Co-Founder and Olympic downhill skier Dr. Arman Serebrakian. Terms: Investor responsible for own travel & living expenses. Statum provides lift ticket, lunch and one day on-slope clinic with Dr. Arman Serebrakian. Date and location to be mutually agreed between investor and Dr. Serebrakian.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Statum Systems Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1/ share, you will receive and own 110 shares for $100.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state

securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.



OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Statum Systems was cofounded to solve a critical problem plaguing healthcare – inefficient and unreliable communication among care teams. In fact, an astounding percentage of all serious medical errors -- up to 80% -- are due to miscommunication.

That's 250,000 to 400,000 avoidable deaths and more than 8 billion Dollars of unnecessary costs a year in the US alone."

Our breakthrough solution, StatumHealth, unifies communications and information access from a single smartphone.

Dramatically improving the way medical professionals communicate is critical for delivering quality care efficiently.

Today, it's nearly impossible to communicate effectively, as we are forced to constantly toggle between smartphone apps, pagers, hospital systems, and telephones to access patient information and collaborate with colleagues and specialists

It's hard to believe, but over 80% of hospitals still use 1950's technology pagers, because they work everywhere and all the time.

StatumHEALTH is the only solution that provides the reliability, reach, and immediacy of pager messaging without requiring caregivers to carry a separate device. All it takes is a thin StatumHEALTH card inserted as an ID badge holder and the StatumHEALTH app on your smartphone.

StatumHEALTH also streamlines collaboration workflows and increases caseload efficiency with fast access to medical systems, like electronic medical records. For example, the StatumHEALTH Patient Care Session ensures medical teams conduct efficient as well as secure, confidential, HIPAA-compliant dialogues.

Built-in intelligence alerts caregivers of relevant dialogues and provides additional patient-related information upon request.

This healthcare tech innovation is an enterprise-class software-as-a-service solution with a cloud-based server layer, a smartphone based user interface and an optional thin wearable device to capture pager signals in the form of an ID badge holder.

Our fully secure, HIPAA-compliant messaging and collaboration solution is a game changer for patient-centric care.

Patients realize better health outcomes as caregivers work more effectively with fewer errors and delays, and medical centers and hospitals improve the financial health of their organizations.

From healthcare crises to everyday operations it's critical for our frontline caregivers to have access to the right tools. That's why we developed StatumHealth.

Graphic: Statum Systems. Smart Communications. Superior Care. Statumsystems.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.